Todd Zion, Ph.D President & CEO, Chairman of the Board akstonbio.com | Owen, Age 4 BIOTECH BUILT FOR PETS Filed Pursuant to Rule 433 Registration Statement No. 333-290778 Issuer Free Writing Prospectus dated February 17, 2026 Relating to Preliminary Prospectus dated February 17, 2026

Disclaimer Akston Biosciences Corporation (“Akston," the "Company," "we," "us," or "our") has filed a registration statement (File No. 333-290778), including a preliminary prospectus, with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. This registration statement has not been declared effective. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents we have filed with the SEC for more complete information about Akston and the offering to which this presentation relates. You may obtain these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from ThinkEquity LLC, Attention: Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, or by telephone at (877) 436-3673. This presentation and any accompanying oral presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially” “predict,” “should,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: our ability to identify, develop, and commercialize current and future product candidates based on our proprietary technology platform; the initiation, timing, progress, and results of our research and development programs, laboratory studies and clinical trials; the translation of endpoints in our current and planned clinical trials to future pivotal trials; our ability to replicate positive results from earlier laboratory studies, laboratory animal pharmacokinetic and/or safety studies, pilot efficacy studies, or clinical trials conducted by us or third parties in current or future studies; our ability to demonstrate that our current and future product candidates are safe and effective for their proposed indications; the implementation of our business model and strategic plans for our business, programs, future product candidates and proprietary technology platform; our ability to advance any product candidates through applicable regulatory approval processes; our ability to comply with our obligations under our intellectual property licenses and option agreements to intellectual property licenses with third parties; our ability to maintain, expand and protect our intellectual property portfolio; general economic, industry, and market conditions, including interest rate fluctuations and inflation; our ability to obtain additional cash and the sufficiency of our existing cash, cash equivalents, and short-term investments to fund our future operating expenses and capital expenditure requirements; and the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing. These risks are not exhaustive. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third party sources and our own internal estimates and research. While we believe these third party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representations as to the adequacy, fairness, accuracy or completeness of, any information obtained from third party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Tradenames, trademarks and service marks of other companies appearing in this presentation are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this presentation appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames. This presentation discusses product candidates that are investigational only and have not yet been approved for marketing by the U.S. Department of Agriculture or the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the use for which such product candidates are being studied. 2

Free Writing Prospectus This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective. 3

Issuer Akston Biosciences Corporation Ticker / Exchange AXTN / NYSE American Shares Offered 2,222,222 Shares of Common Stock (100% Primary) Price Range $8.00 - $10.00 per share Expected Offering Size Approximately $20,000,000 Use of Proceeds The Company currently intends to use the net proceeds it receives from this offering i. to complete renovation, build-out, and equipment installation at our new USDA manufacturing facility; ii. to manufacture and release pre-license serial batches of AKS-701d at our new USDA manufacturing facility; iii. to initiate a pivotal safety and efficacy study in dogs with bladder cancer to support conditional approval of AKS-701d; iv. to establish regulatory jurisdiction for AKS-548d through a formal USDA-CVB/FDA-CVM jurisdictional review; v. to conduct pilot field efficacy studies in dogs with cancer, dermatitis, and pain using AKS-619d, AKS-699, and AKS-548d; vi. to complete pilot field studies in cats with obesity using AKS-562c and pursue potential licensing and acquisition opportunities; and vii. for general corporate purposes, including additional development efforts, working capital and operating expenses. Sole Book-Running Manager ThinkEquity Overview of the Offering 4

The Biotech Pets Deserve Large and growing market in companion animal health Less costly and fewer regulatory phases than human health Clinical-stage product candidates in cancer, obesity, allergy, and pain R&D, manufacturing, regulatory, and IP in place Feline obesity program positioned for readout and potential partnership in 2026 First commercial sales in dog cancer expected to begin in 2027 Follow-on revenue streams in potential billion dollar markets 5 Inspired by Companionship - Driven by Science - Biotech Built For Pets

6 Developed a platform of Fc-fusion proteins for human and animal health. Built a cGMP biologics manufacturing facility for our novel Fc-fusion proteins. Advanced novel long-acting insulins and licensed animal versions to Dechra. Monetized our veterinary insulins and out-licensed our human programs in full pivot to pet health, targeting: Originated from SmartCells’ clinical glucose-regulated insulin, acquired by Merck in a $500M landmark preclinical deal. CANCER | OBESITY | ALLERGY | CHRONIC PAIN Decades of expertise in human health now dedicated to pets The Legacy of a $500M Exit Sparky, age 9 Bella, age 4

Our Pets Are Family They deserve the best that medicine can provide 7 Agree that having a pet improves their mental health 95% on a daily basis 51% of pet owners say their pet is “as much a part of their family as a human member.” Would be willing to trade years of their own life to 56% extend their pet’s of pet owners reported spending the same amount 45% on their pet’s health as their own personal healthcare Chewy poll (2021), LendEDU survey (2023), Pew Research Center (2023) $152B Spent on U.S Pets in 2024 - APPA

8 Animal Health: The Smarter Path to Biotech Success Average Development Cost Time to Market $2.6 Billion 10-15 Years BioPharma VetPharma < $30 Million < 5 Years Fewer clinical phases, smaller cohorts Streamlined regulatory process Reduces cost Accelerates timelines Builds early confidence Minimal insurance adoption and influence Rx not included in insurance policies Veterinarians are prescriber and dispenser No mandatory generic substitution No precedent for generic biologics Simple, Defensible Distribution Brand Pricing Power Vets and Pet Owners Decide THE VETERINARY BIOLOGICS EDGE Direct Target-Species Testing

cGMP and USDA assay development and validation Assay development and validation for pivotal studies Early-stage discovery Product candidate screening Proof-of-concept studies Purdue and Cornell $50M+ $20M+ 36K 57 Equity Financing Commercial Revenue Sq. Ft. for R&D & Admin Employees Process Development through Commercial Manufacturing 200L-1,000L bioreactor trains LEVERAGING EXISTING INFRASTRUCTURE AND CAPABILITIES FROM CONCEPT THROUGH COMMERCIALIZATION 9 30K Sq. Ft. of Mfg. for 31K Sq. Ft. of Mfg. for Discovery. Development. Delivery.

10 GILVETMAB X Anti NGF mAb NGF TARGET CELL X Anti IL-31 mAb IL-31 TARGET CELL ~$1.7B global sales projected in 2025 The Rise of Biotech Blockbusters in Pet Health Anti Nerve Growth Factor (NGF) to treat Osteoarthritis (OA) Pain Anti Interleukin-31 (IL-31) to treat Canine Atopic Dermatitis (CAD) Anti Programmed Death-1 (PD-1) to treat Canine Mast Cell Tumors and Melanoma Driven by animal-specific monoclonal antibodies (mAbs) CANCER CELLS CYTOTOXIC “KILLER” T CELL PD-1 PD-L1 PD-L1 PD-1 X Anti PD-1 mAb Images, diagrams, and graphics presented here are illustrative in nature and have been simplified for explanatory purposes only. They are intended to facilitate understanding of the underlying scientific and technical concepts described in the Form S-1 Registration Statement and should not be relied upon as precise representations of underlying mechanisms, structures, or processes.

Ambifect uses the pet’s immune system to produce antibodies TARGET PROTEIN BLOCKED AMBIFECT PRODUCT 1 11 THE SOLUTION T HELPER CELL B CELL IMMUNE CELL PRESENTATION TARGET CELL A very low dose is capable of inducing a powerful and sustained antibody response Immune response scales with size - the same dose is capable of working for all body weights Long-duration of self-made antibodies is expected to result in fewer doses, more convenience CREATE PATIENT’S OWN “ANTIBODY FACTORY” Monoclonal antibodies are expensive to develop and difficult to deliver. Target protein Linker Fc region Target specific antibodies

Gross Margin Ambifect Gross Margin can be Truly Disruptive 12 Monoclonal Antibody Price 96% at half current market price Price 20% at half current market price $5M in capital $2,500M in max revenue $500M in capital $2,500M in max revenue higher gross margins fewer injections/year at lower prices greater max revenue per $ in CapEx* 100x 5x 6x *Assumption - Each 1,000L bioreactor train requires $5 million in capital investment. Assumed production yields per train: 2 kg of Ambifect | 6 kg of mAb Assumed pricing: Ambifect: $250/dog/year | mAb: $500/dog/year Assumed dosing/dog: Ambifect: 0.1 mg/dose, 2 doses/year → 0.2 mg/year | mAb: 10 mg/dose, 12 doses/year → 120 mg/year

GILVETMAB (Conditional) Treat disease in animals primarily through an immune process Site license and production outline required Must be “separate and apart” All steps to final labeled vials in one facility Manufacturer holds product license Product Mechanism Manufacturing Primary mechanisms are not immunological or are undefined cGMPs/validation for commercial batches Shared use facilities allowed with controls Production and vialing may be outsourced Sponsor holds product license Conditional Pathway for Abbreviated Efficacy Studies MUMS (Minor Use, Minor Species) Major species — only with: i) unmet need, and ii) complex clinical effectiveness study Communications Frequent informal communications welcomed Shorter formal response turnaround times Formal communications preferred Generally longer response times Commercial products Emergencies No approved product yet on the market Pathway currently available for all cancer biologics The Two US Regulators for Veterinary Biologics 13

AKS-701d First Applications in Canine Cancer 14 PD-L1 target supported by caninized mouse data and early clinical efficacy in dogs. TARGETING $2,500 PER TREATMENT WHOLESALE Canine urothelial carcinoma (bladder cancer) < 12-month survival even w/ treatment Est. 19K-40K dogs treated/year Eligible for USDA conditional approval Start with a mAb to establish the PD-L1 market and license our new USDA manufacturing facility Purdue trial (31 dogs thus far): favorable safety, partial remissions/stable disease Pivotal safety and efficacy study planned for 2026-2027 Planning for conditional USDA approval in late 2027 Follow-up with AKS-619d Ambifect® <4 IM injections vs. 10+ IV infusions Accessible and affordable to the general practitioner Purdue trials in canine solid tumors already underway Lower doses fuel expanded indications without additional CapEx TARGETING 600K DOGS PER YEAR WITH EXPANDED INDICATIONS AT $1,000 PER TREATMENT WHOLESALE ANTIBODY (Optioned from Purdue University) AKS-619d Near-term Opportunity

15 AKS-548d OA inflammation & nerve sensitivity → Leads to chronic pain and reduced mobility Validated Target: NGF → Current standard: monthly Our Advantages → Targeting 2 doses per year after induction period → Lower treatment cost Proof-of-concept & Regulatory Pathway → Early promising results in dogs with OA → Pending jurisdictional review in Q3 2026 USDA (immune mechanism) or FDA (Librela precedent) Chronic skin inflammation & severe itch → Drives recurrent infections Validated Target: IL-31 → Current standard: monthly Our Advantages → Targeting 1-2 doses per year after induction period → Lower treatment cost Proof-of-concept & Regulatory Pathway → Strong efficacy in IL-31 dog model → USDA pathway confirmed → Initially eligible for conditional licensure consideration Expand into Larger Markets AKS-699 Atopic Dermatitis (CAD) Osteoarthritis (OA) Chronic Pain ~7.5M dogs affected annually in the U.S. ~$500M market ~11-15M dogs affected annually in the U.S. ~$1B market

Once Weekly Diabetes Treatment Once Weekly Obesity Teatment Confidential Confidential AKS-562c Feline Feline Obesity Diabetes Monetizing Targeted Precision Proteins 16 Mechanism: GLP-1 Status: Client-Owned Cat Studies Canine Diabetes Mechanism: Insulin Fc-Fusion Status: Partnered to Dechra (2019), Acquired by Dechra (2024) RECEIVED UPFRONT CASH, TECH TRANSFER, AND NEAR-TERM MILESTONES ($3M IN POTENTIAL MILESTONES REMAINING) ~45M cats annually in the U.S. No Approved Treatments Yet TARGETING 2M CATS AT $500 PER YEAR WHOLESALE GLP-1 PROGRAM POSITIONED FOR 2026 LICENSING OR ACQUISITION, REFLECTING STRONG COMMERCIAL-SCALE POTENTIAL. ALREADY ACQUIRED IN 2024 BY Built on the same Fc-fusion technology behind Ambifect®

17 Consolidated Pipeline and Projected Timelines Targeted Precision Protein Ambifect® Immuno-Enhancing Protein Monoclonal Antibody MECHANISM Anti PD-L1 mAb Anti PD-L1 Ambifect® Anti IL-31 Ambifect® Anti NGF Ambifect® GLP-1 Insulin Insulin Our companion animal product candidates are in development and not approved by any regulatory authority. References in this graphic should not be taken assurances of successful development, regulatory approval, or future availability. Veterinary therapeutic R&D involves significant risks, including the successful completion of clinical trials, extensive testing, and regulatory approval. This information is provided for illustrative purposes only, and investors should not place undue reliance on it. CANDIDATE LABORATORY TARGET ANIMAL TARGET DISEASE REGULATORY ANTICIPATED MARKET Confidential Diabetes Confidential Diabetes Acquired AKS-701d Bladder Cancer AKS-619d Bladder Cancer and Expanded Indications AKS-699 Atopic Dermatitis AKS-548d OA Chronic Pain SPECIES AKS-562c Obesity Acquired 2027 Conditional USDA 2029 Conditional USDA 2030 Conditional USDA 2031 USDA Full Approval 2026 Acquisition/License (Assuming USDA jurisdiction)

18 Scaling via Partnerships: Revenue Sharing in Dermatitis & Chronic Pain Focus on the U.S. market while partners pursue international opportunities Leverage partners’ established sales, marketing & distribution capabilities in global markets Receive cash payments for product development and supply Share in revenue from successful commercialization Sales, Marketing, & Distribution Strategy Lead Strategy: Focused Oncology Entry Science-Led Market Education Educate through scientific content, continuing education, and KOL and practice engagement via conferences and digital/in-clinic tools. Built for the GP Workflow Align biannual Ambifect® dosing with biannual wellness visits at the GP through targeted education, stocking programs, and distributor-led training Hybrid sales model targeting ~600 veterinary oncologists, supported by distributor partnerships aligned with USDA Conditional Approval requirements. Specialized Sales+Distribution Infrastructure

BEST-IN-CLASS INTELLECTUAL PROPERTY TEAM GRANTED 21 ALLOWED 1 ACTIVE PATENTS AND APPLICATIONS 44 TOTAL NUMBER OF FAMILIES 7 OUT-LICENSED GRANTED 1 ALLOWED 0 ACTIVE PATENTS AND APPLICATIONS 22 TOTAL NUMBER OF FAMILIES 19 Extensive Patent Portfolio ǀ Worldwide Protection GRANTED 31 ALLOWED 1 ACTIVE PATENTS AND APPLICATIONS 62 TOTAL NUMBER OF FAMILIES 7 IN-LICENSED HUMANS PETS AKSTON-OWNED AKSTON-OWNED 19 GRANTED 0 ALLOWED 0 ACTIVE PATENTS AND APPLICATIONS 14 TOTAL NUMBER OF FAMILIES 1 IN-LICENSE OPTION

Non-Equity Financing Streams Human Legacy Asset Licenses Contract Development and Manufacturing (CDMO) Services 20 Beyond Targeted Precision Protein Deals License fees and milestones Royalties Sublicense revenue share Ambifect and Insulin-Fc ® assets for human diseases cGMP development and manufacturing assets for budget-conscious human and vet pharmas Cost-plus model Potential for upside sharing A MULTI-LANE STRATEGY FOR VALUE CREATION

Member BoD Former CEO & CSO, Aratana Therapeutics President & CEO Former CEO, SmartCells, M.I.T. Ph.D. ChemE Akston BoD Chairman Dan Coyle Former Compliance Section Leader for USDA, APHIS, VS, CVB Clinical and Regulatory Former Head of Clinical Operations, BIAH Bonnie Coyle Diane Larsen, DVM, Ph.D Former Section Leader for USDA, APHIS, VS, CVB David Brake, Ph.D BioQuest Associates USDA CVB Regulatory Consultant Linda Rhodes, VMD, Ph.D Akston BoD Former CEO & CSO, Aratana Therapeutics Todd Zion, Ph.D Chief Scientific Officer Former VP R&D, SmartCells M.I.T. Ph.D. ChemE Akston BoD Tom Lancaster, Ph.D Successful Venture Creation and Industry Experience Rahul Bhansali Akston BoD Cofounder, Managing Partner of Formation Venture Engineering Ed Cannon, Ph.D Robyn Davis Akston BoD Director at Azenta Life Sciences (AZTA) Akston BoD Founder, President and CEO of NovAb, Inc. 21 Thillainaygam Sathiyaseelan, Ph.D. Kristina Kalevas Camp, DVM, PhD Antonella Borgatti, DVM, MS, DACVIM (Oncology), DECVIM-CA Vice President, Quality and Regulatory Affairs Director of Regulatory Affairs – Biologics Director of Clinical Development – Biologics Akston BoD Founder and CEO of Shady Grove Road Investments, LLC (SGR), Michael Hall

(in thousands) Year Ended December 31, 2025 Year Ended December 31, 2024 Net Revenue $169 $16,485 Cost of Revenue 1,908 13,446 Gross Profit (1,739) 3,039 Selling, General, and Administrative 9,301 11,305 Research & Development 12,147 6,577 Total Operating Expenses 21,448 17,882 Loss from Operations (23,187) (14,843) Total Other Income (Expense), Net (5,536) 18,756 Provision for Income Tax 105 (105) Net Income (Loss) ($28,618) $3,808 Statement of Operations 22

Capitalization Table Pro-Forma Pre-Offering¹ Common Stock 9,730,689 Options (WAEP: $9.22) 525,657 Warrants (WAEP: $12.35)² 58,353 Fully Diluted Shares Outstanding 10,314,699 Consolidated Balance Sheet (in thousands) Cash and Cash Equivalents $6,164 Total Assets $19,082 Total Liabilities $14,676 Total Stockholders’ Equity (Deficit) $4,406 Capitalization Table & Balance Sheet 23 1.The pro forma capitalization table and consolidated balance sheet data give effect to (i) the proceeds of $1.3 million from the issuance of SAFEs in February 2026, (ii) the automatic conversion of all shares of our convertible preferred stock outstanding as of December 31, 2025 into an aggregate of 3,812,109 shares of common stock, (iii) the automatic conversion of all our outstanding SAFEs in the aggregate amount of $17.3 million into 2,931,047 shares of common stock, (iv) the automatic conversion of $4.5 million in aggregate principal and unpaid interest amounts of convertible promissory notes into an aggregate of 751,595 shares of common stock, and (v) the automatic conversion of $8.0 million in principal and unpaid interest of the outstanding loan with Shady Grove Road Investments, LLC into an aggregate of 1,477,778 shares of common stock, in each case immediately prior to the completion of this offering. 2.Contains 29,244 warrants to purchase common stock that will be cancelled upon the effectiveness of this offering if the offering price is below $12.70 per share; and 29,109 warrants to purchase common stock that will be cancelled upon the effectiveness of this offering if the offering price is below $12.01 per share. Pro-Forma as of December 31, 2025¹

24 2026 2027 2028 Projected Development Timeline 2029 2030 2031 AKS-701d Manufacturing expansion for USDA facility Pre-license serial batches PoC in Target Disease Population AKS-699 PoC in Target Disease Population Pivotal safety and efficacy studies USDA Conditional Approval Pre-license serial batches PoC in Target Disease Population Pivotal safety and efficacy studies Pre-license serial batches USDA Conditional Approval Additional studies for expanded indications USDA approval for expanded indications Pivotal safety and efficacy studies USDA Conditional Approval Pre-license serial batches Pivotal safety and efficacy studies USDA Full Approval Bladder Cancer AKS-619d Oncology Atopic Dermatitis AKS-548d OA Chronic Pain (assumes USDA) Our companion animal product candidates are in development and not approved by any regulatory authority. References in this graphic should not be taken assurances of successful development, regulatory approval, or future availability. Veterinary therapeutic R&D involves significant risks, including the successful completion of clinical trials, extensive testing, and regulatory approval. This information is provided for illustrative purposes only, and investors should not place undue reliance on it. AKS-562c PoC in Target Disease Population Close Partnership or Acquisition Deal Obesity